                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION                      AMOUNT OF FILING FEE
              $26,143,709(1)                             $2,405.22(2)

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID: $2,405.22          FILING PARTY: TSAC CORP.
                                                             TIFFANY & CO.
                                                             TIFFANY & CO. INTERNATIONAL

    FORM OR REGISTRATION NO.: SCHEDULE TO-T    DATE FILED:   AUGUST 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4

[X]   going-private transaction subject to Rule 13e-3

[X]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No. 537528-10-1
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Tiffany & Co. International

     S.S. Or I.R.S. Identification Nos. of above persons (entities only).

     IRS Identification No. 06-112-1421
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]
________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    17,947,576
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    17,947,576
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,947,576

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Tiffany & Co.

     S.S. Or I.R.S. Identification Nos. of above persons (entities only).

     IRS Identification No. 13-322-8013
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]
________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    17,947,576
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    17,947,576
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,947,576

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC, CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     TSAC Corp.

     S.S. Or I.R.S. Identification Nos. of above persons (entities only).

     IRS Identification No. 30-0088950
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [_]
                                                                        (b) [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]
________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    10,537,576
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,537,576
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,537,576

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This final Amendment No. 9 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

      Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

      Item 11 of Schedule TO is hereby supplemented by including the following:

            Item 11 of Schedule TO is hereby supplemented by including the following:

            On October 28, 2002, Tiffany issued a press release announcing that the subsequent offer period expired at 5:00 p.m. New York City time on Friday, October 25, 2002. During the subsequent offer period, the Purchaser accepted for payment a total of 4,112,124 Shares on a rolling basis as they were tendered which, when added to 4,456,760 Shares that were acquired by Purchaser on October 8, 2002 upon the expiration of the initial offer and extended withdrawal periods, 7,410,000 Shares owned by Tiffany and its affiliates pursuant to a previous transaction and 1,968,692 Shares purchased on October 8, 2002 from the Holtzmans pursuant to the Stock Purchase Agreement, represent approximately 98% of the Shares outstanding as of October 25, 2002.

            Additionally, Tiffany & Co. announced that during the 20-day period expiring November 14, 2002, the holders of options to purchase Shares will have the opportunity to exercise their options in accordance with the terms of their option plans. Following that option exercise period, Purchaser intends to merge with and into Little Switzerland through a short-form merger pursuant to
Section 253 of the General Corporation Law of the State of Delaware. Under the short-form merger procedure, the Shares not owned by Purchaser will, subject to the right of the holders of such Shares to seek appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware, be converted into the right to receive the same consideration paid in the Offer. The merger is not subject to the approval of the holders of the remaining Shares and will be completed promptly upon expiration of the 20-day option exercise period. Upon completion of the short-form merger, Little Switzerland will become a direct wholly-owned subsidiary of International and an indirect wholly-owned subsidiary of Tiffany.

            Additionally, Tiffany & Co. announced that as soon as the requirements for de-registration under the Securities Exchange Act of 1934 (the "Exchange Act") are met, Tiffany intends to cause Little Switzerland to file a Form 15 with the SEC to terminate its registration under the Exchange Act, at which point Little Switzerland's Common Stock will be delisted from the OTC Bulletin Board and Little Switzerland will cease to file periodic reports under the Exchange Act.

            The full text of Tiffany's October 28, 2002 press release is attached hereto as Exhibit (a)(1)(xiv).

ITEM 12. EXHIBITS

      Item 12 of Schedule TO is hereby supplemented by including the following:

     (a)(1)(xiv) Text of Press Release issued by Tiffany on October 28,
2002.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TIFFANY & CO.

                                             By: /s/ PATRICK B. DORSEY
                                                 ----------------------------
                                             Name:  Patrick B. Dorsey
                                             Title: Senior Vice President,
                                             Secretary and General Counsel

                                             TIFFANY & CO. INTERNATIONAL

                                             By: /s/ PATRICK B. DORSEY
                                                 ----------------------------
                                             Name: Patrick B. Dorsey
                                             Title: Vice President and
                                             Secretary

                                             TSAC CORP.

                                             By: /s/ PATRICK B. DORSEY
                                                 ----------------------------
                                             Name: Patrick B. Dorsey
                                             Title: Secretary and Treasurer

Dated: October 28, 2002



                                       8